MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis (MD&A) comments on Gildan's operations, performance and financial condition as at and for the three months and nine months ended July 6, 2008, compared to the corresponding periods in the previous year. For a complete understanding of our business environment, trends, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, this interim MD&A should be read together with the unaudited interim consolidated financial statements as at and for the three months and nine months ended July 6, 2008 and the related notes, and with our MD&A (2007 Annual MD&A) and annual consolidated financial statements for the year ended September 30, 2007, which is part of the fiscal 2007 Annual Report. This MD&A is dated August 12, 2008. All amounts in this report are in U.S. dollars, unless otherwise noted.

All financial information contained in this interim MD&A and in the unaudited interim consolidated financial statements has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), except for certain information discussed in the paragraph entitled "Non-GAAP Financial Measures" on page 5 of this MD&A. The unaudited consolidated financial statements and this MD&A were reviewed by Gildan's Audit and Finance Committee and were approved by our Board of Directors.

Additional information about Gildan, including our 2007 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the "Forward-Looking Statements" cautionary notice on page 23.

In this MD&A, "Gildan", the "Company", or the words "we", "us", "our" refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries and joint venture.

The Company's revenues and income are subject to seasonal variations. Consequently, the results of operations for the third quarter are traditionally not indicative of the results to be expected for the full year.

OUR BUSINESS

Gildan is a vertically-integrated marketer and manufacturer of activewear, underwear and socks. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel. We are the leading supplier of activewear for the wholesale imprinted sportswear market in the U.S. and Canada, and also a leading supplier for this market in Europe. As part of our growth strategy to sell our products into the mass-market retail channel in North America, we expanded our product-line in 2006 to include socks and underwear. We are now one of the leading suppliers of socks in the U.S. mass-market retail channel.

Effective October 15, 2007, we acquired 100% of the capital stock of V.I. Prewett & Son, Inc. (Prewett), a U.S. supplier of basic family socks to U.S. mass-market retailers. Prewett's corporate headquarters are located in Fort Payne, Alabama. The acquisition is intended to further enhance Gildan's position as a full-product supplier of socks, activewear and underwear for the retail channel. We paid $126.8 million, including transaction costs of $1.5 million on closing, and also placed $10.0 million in escrow to provide for a further contingent increase in the purchase price of the acquisition. The funds were drawn under our revolving long-term credit facility. We accounted for this acquisition using the purchase method and the results of Prewett were consolidated with those of Gildan from the date of acquisition.

Our Products

We specialize in marketing and large-scale manufacturing of basic, non-fashion apparel products for customers requiring an efficient supply chain and consistent product quality for high-volume automatic replenishment programs.

We sell activewear, namely T-shirts, fleece and sport shirts, in large quantities to wholesale distributors as undecorated "blanks", which are subsequently decorated by screenprinters with designs and logos. We sell our products to wholesale distributors under the Gildan brand. Consumers ultimately purchase the Company's products in venues such as sports, entertainment and corporate events, and travel and tourism destinations. The Company's products are also utilized for work uniforms and other end-uses to convey individual, group and team identity. In the retail channel, we have complemented our activewear product-line with a variety of styles of socks and men's and boys' underwear. We sell these products to mass-market and regional retailers in North America under the Gildan brand and under various retailer private label programs.

GILDAN QUARTERLY REPORT – Q3 2008 P.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

Our Manufacturing and Distribution Facilities

Textile and Sock Manufacturing

To support our sales in various markets, we have built and are continuing to build modern manufacturing facilities located in Central America and the Caribbean Basin, where we manufacture T-shirts, fleece, sport shirts, underwear and socks. Our largest manufacturing hub in Central America includes our first integrated knitting, bleaching, dyeing, finishing and cutting facility in Rio Nance, Honduras, which became operational in 2002. During 2007, we commenced production at our new integrated sock manufacturing facility and at our new integrated textile facility for the production of activewear, both in Rio Nance, Honduras. The expansion of these new facilities is nearing completion. In August 2007, we announced plans for a second sock facility to support our projected continuing growth in sales, which is expected to begin production during the third quarter of fiscal 2009. On May 7, 2008, we announced plans for a third activewear textile facility in Rio Nance, Honduras to support our ongoing growth initiatives, where Gildan expects to leverage its existing infrastructure and manufacturing resources. We currently expect the new facility to be constructed during fiscal 2008 and 2009 and we expect to begin production during the first quarter of fiscal 2010.

We have also established a vertically-integrated Caribbean Basin manufacturing hub with a textile facility for the production of activewear in Bella Vista, Dominican Republic, which began commercial operations in fiscal 2005. During fiscal 2006, the Dominican Republic facility ramped up production of basic activewear product-lines and in fiscal 2007 reached a comparable scale of production to our mature textile facility in Honduras. During the second quarter of fiscal 2008, the introduction of more complex product-lines and management turnover at this facility contributed to a shortfall in production output and cost inefficiencies. During the third quarter of fiscal 2008, we continued to implement our plan to improve the performance of the facility.

In addition to our integrated sock manufacturing facility located in our Central America manufacturing hub, we own and operate a U.S. sock manufacturing facility in Hillsville, Virginia, and following the Prewett acquisition, we own and operate sock manufacturing facilities in Fort Payne, Alabama.

Yarn-Spinning

CanAm Yarns, LLC (CanAm), our joint-venture company with Frontier Spinning Mills, Inc. (Frontier), operates yarn-spinning facilities in Georgia and North Carolina. CanAm's yarn-spinning operations, together with supply agreements currently in place with Frontier and other third-party yarn providers, serve to meet our yarn requirements.

Sewing

Our vertically-integrated sewing facilities are primarily located in Central America. In the Caribbean Basin we utilize third-party contractors, primarily in Haiti, to complement our vertically-integrated sewing production.

Distribution

We distribute our products for the wholesale imprinted sportswear market in the U.S. primarily out of our company-owned distribution centre in Eden, North Carolina, and also use third-party warehouses in the western United States, Canada, Mexico, Europe and Asia to service our customers in these markets. We also operate distribution centres in Martinsville, Virginia and Fort Payne, Alabama dedicated to servicing the retail market.

On May 7, 2008, the Company announced its intention to build a new distribution centre in Honduras. In addition to supporting the Company's continuing sales growth, the new distribution facility in Honduras will permit direct shipments to both U.S. and international customers, where appropriate, and is expected to provide a lower cost structure to handle labour-intensive activities for mass-market retail customers.

GILDAN QUARTERLY REPORT – Q3 2008 P.3

MANAGEMENT'S DISCUSSION AND ANALYSIS

Corporate Head Office and Employees

Our corporate head office is located in Montreal, Canada and we currently employ more than 18,000 full-time employees worldwide.

Market Overview

Our target market for activewear, socks and underwear is characterized by low fashion risk compared to many other apparel markets, since our products are basic and produced in a limited range of sizes, colours and styles, and since logos and designs for the screenprint market are not imprinted or embroidered by Gildan.

The apparel market for our products is highly competitive. Competition is generally based upon price, with reliable quality and service also being key requirements for success. Our primary competitors in North America are the major U.S.-based manufacturers of basic family apparel for the wholesale and retail channels, such as the Hanes, Fruit of the Loom, and Jerzees brands. The competition in the European wholesale imprinted activewear market is similar to that in North America, as we compete primarily with the European divisions of the larger U.S.-based manufacturers. In Europe, we also have large competitors, which do not have integrated manufacturing operations and source products from contractors in Asia. In addition, we face the threat of increasing global competition. In particular, the U.S. sock industry is subject to global competition, including significant imports from Asia.

We believe that our growth for activewear products has been driven by several industry market trends such as the following:

  continued use of activewear for event merchandising (such as concerts, festivals, etc.);

  continued evolution of the entertainment/sports licensing and merchandising businesses;

  the growing use of activewear for uniform applications;

  the growing use of activewear for corporate promotions;

  continued increase in use of activewear products for travel and tourism;

  an increased emphasis on physical fitness; and

  a greater use and acceptance of casual dress in the workplace.

In addition, reductions in manufacturing costs, combined with quality enhancements in activewear apparel, such as pre-shrunk fabrics, improved fabric weight, blends and construction, as well as an increased range of colours and styles have provided consumers with superior products at lower prices.

We believe that providing a superior value proposition predicated on reliable product quality and comfort, combined with efficient customer service and competitive pricing, will continue to be key drivers of success in both the wholesale and retail channels.

Due to wholesaler and retailer consolidation, the customer base to which we sell and are targeting to sell our products is composed of a relatively small number of significant customers. This concentration is not unusual in the mass-market retail channel.

The continued consolidation of the number of suppliers by retailers looking for the convenience of a full-line supplier of a product category for the entire family could create growth opportunities for our products.

GILDAN QUARTERLY REPORT – Q3 2008 P.4

MANAGEMENT'S DISCUSSION AND ANALYSIS

Strategy and Objectives

We believe that our success in developing our vertically-integrated manufacturing hubs has allowed us to provide our customers with low prices, consistent product quality and a reliable supply chain, and has been the main reason that we have been able to continue to increase our market presence and establish our market leadership in the imprinted sportswear market. These are the same factors that management believes will support Gildan's success in building a consumer brand in the retail channel.

We are able to price our products competitively because of our success in reducing operating costs. We accomplish this by:

  investing in modern, automated equipment and facilities;

  increasing our capacity through the development of integrated regional hubs in Central America and the Caribbean Basin, where we benefit from strategic locations and favourable international trade agreements; and

  focusing on producing a narrow range of basic, high-volume product-lines, which allows us to maximize production efficiencies.

We intend to continue to expand capacity through the acquisition of modern, automated equipment for all aspects of our manufacturing process to maximize productivity and achieve high efficiency rates.

Our growth strategy comprises the following five initiatives:

  Continue to increase market share in the U.S. wholesale imprinted sportswear market in all product categories
  Leverage our successful business model to penetrate the mass-market retail channel and develop Gildan as a consumer brand
  Pursue international growth opportunities
  Continue to generate significant manufacturing cost reductions
  Re-invest free cash flow to pursue selective complementary acquisitions.

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our long-term strategic objectives. These risks are described in this interim MD&A under the heading "Risks and Uncertainties" and in the "Risks and Uncertainties" section of our 2007 Annual MD&A, as subsequently updated in this MD&A and in our first and second quarter 2008 MD&A.

Operating Results

Non-GAAP Financial Measures

We use non-GAAP measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures such as adjusted net earnings, adjusted diluted EPS, EBITDA, free cash flow, total indebtedness and net indebtedness to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company's financial condition and operating results.

We refer the reader to page 19 for the definition and complete reconciliation of all non-GAAP financial measures used and presented by the Company to the most directly comparable GAAP financial measures.

GILDAN QUARTERLY REPORT – Q3 2008 P.5

MANAGEMENT'S DISCUSSION AND ANALYSIS

Summary of Quarterly Results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited but has been prepared on the same basis as the annual audited consolidated financial statements. The operating results for any quarter are not necessarily indicative of the results to be expected for any period.

			2008				2007	2006
(in $ millions, except per share amounts) (1)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Sales	380.8	293.8	250.5	254.9	291.6	232.1	185.8	235.2
Net earnings	54.0	41.7	27.5	40.9	52.4	21.1	15.6	16.8
Net earnings per share
Basic EPS	0.45	0.35	0.23	0.34	0.44	0.18	0.13	0.14
Diluted EPS	0.44	0.34	0.23	0.34	0.43	0.17	0.13	0.14
Total assets	1,105.6	1 059.5	995.4	874.5	825.0	795.6	715.8	723.3
Total long-term financial liabilities	104.7	142.2	126.2	56.0	39.0	52.7	10.6	12.0
Average number of shares
outstanding (in thousands)
Basic	120,492	120,464	120,428	120,401	120,359	120,320	120,278	120,209
Diluted	121,622	121,649	121,656	121,577	121,599	121,529	121,447	121,340

(1) Quarterly results reflect the acquisition of Prewett on October 15, 2007 (Q1 2008) and Kentucky Derby Hosiery Co., Inc. on July 6, 2006 (Q4 2006) from their respective dates of acquisition.

The activewear business is seasonal and we have historically experienced quarterly fluctuations in operating results. Typically, demand for our T-shirts is highest in the third quarter of each fiscal year, when distributors purchase inventory for the peak summer selling season, and lowest in the first quarter of each fiscal year. Demand for fleece is typically highest, as a result of cooler weather, in the third and fourth quarters of each fiscal year. The seasonality of specific product-lines is consistent with that experienced by other companies in the activewear industry. Throughout the year, we operate our mature facilities at full capacity in order to be cost efficient. Consequently, with the seasonal sales trends of our business, we experience fluctuations in our inventory levels throughout the year. For our sock products, demand is typically highest in the first and fourth quarters of each fiscal year, stimulated largely by the cooler weather, the need to support requirements for the back-to-school period and the peak retail selling during the Christmas holiday season. Management anticipates that the seasonality we have historically experienced will continue in the future, although it is expected to be somewhat mitigated by our product diversification.

Business Acquisition

On October 15, 2007, we acquired 100% of the capital stock of Prewett, a U.S. supplier of basic family socks to U.S. mass-market retailers. Prewett's corporate headquarters are located in Fort Payne, Alabama. The acquisition is intended to enhance further the Company's position as a full-product supplier of socks, activewear and underwear for the retail channel.

The aggregate purchase price of $126.8 million, including transaction costs of $1.5 million, paid in cash on closing is subject to adjustments based on working capital balances as at the date of acquisition, which have not yet been finalized. In addition, the purchase agreement provides for an additional purchase consideration of $10.0 million contingent on specified future events. This amount was paid into escrow by Gildan and is included in "Other assets" on the consolidated balance sheet. Any further purchase price consideration paid by the Company will be accounted for as additional goodwill.

We accounted for this acquisition using the purchase method and the results of Prewett have been consolidated with those of the Company from the date of acquisition.

We have allocated the purchase price on a preliminary basis to the assets acquired and the liabilities assumed based on management's best estimate of their fair values and taking into account all relevant information available at that time. Since we are still in the process of finalizing the independent valuation of certain intangible assets and other assets acquired and liabilities assumed at the date of acquisition, the allocation of the purchase price is subject to change. The Company expects to finalize the purchase price allocation by the end of fiscal 2008. We refer the reader to Note 4 of the interim consolidated financial statements for a summary of the estimated fair value of assets acquired and liabilities assumed at the date of acquisition.

GILDAN QUARTERLY REPORT – Q3 2008 P.6

MANAGEMENT'S DISCUSSION AND ANALYSIS

Sales

Sales in the third quarter amounted to $380.8 million, up $89.2 million or 30.6% compared to $291.6 million in the third quarter of fiscal 2007. The increase in sales revenues was due to an increase of $43.8 million in sock sales due to the acquisition of Prewett in the first quarter of fiscal 2008, an increase of approximately 6% in activewear unit selling prices and a 10.4% increase in unit sales volumes for activewear and underwear. The third quarter of the 2008 fiscal year also comprised fourteen weeks instead of the normal thirteen weeks for a fiscal quarter. The inclusion of an extra week is required in every fifth or sixth fiscal year to maintain the alignment of the Company's financial reporting cycle with the calendar year. Consistent with our prior practice, the extra week is included in the third quarter. Growth in activewear unit sales volumes was significantly constrained by a lack of inventory, as a result of lower than anticipated production from our Dominican Republic textile manufacturing facility. We made good progress in improving the performance of the Dominican Republic facility during the third quarter, although inventory levels for activewear continue to be very low. For the nine months ended July 6, 2008, sales totalled $925.0 million, up $215.4 million or 30.4% compared to the same period last year. The increase in sales was due to a $115.6 million increase in sock sales due primarily to the acquisition of Prewett, a 10.7% increase in unit sales volumes for activewear and underwear, higher activewear selling prices and a higher valued product-mix for activewear.

Market growth and share data presented for the U.S. wholesale distributor channel is based on the S.T.A.R.S. report produced by ACNielsen Market Decisions, which tracks unit volume shipments from U.S. wholesale distributors to U.S. screenprinters. The table below summarizes the S.T.A.R.S. data for the quarter ended June 30, 2008:

	Three months ended June 30,		Three months ended June 30,
	2008 vs 2007		2008	2007
	Unit Growth		Market Share
	Gildan	Industry	Gildan	Gildan
All Products	5.5%	(3.5)%	51.9%	47.6%
T-shirts	5.5%	(3.2)%	52.6%	48.3%
Fleece	23.4%	0.3%	51.7%	42.2%
Sport shirts	(10.6)%	(12.6)%	34.6%	34.0%

The growth in activewear unit sales in the third fiscal quarter was due to the additional week of shipments and continuing market share penetration in all product categories in the U.S. wholesale distributor channel. Although overall industry shipments from U.S. distributors to screenprinters declined 3.5% during the three months ended June 30, 2008, according to the S.T.A.R.S. report, distributor demand for Gildan products remained strong. The Company continued to have a high open order position throughout the quarter, which has continued into the fourth quarter. Overall inventories in the channel continue to be in good balance in relation to expected industry demand.

In the T-shirt category, sales volumes of Gildan T-shirts by U.S. distributors to screenprinters grew by 5.5% for the quarter ended June 30, 2008, and our leading market share in this category increased to 52.6%. Unit volume growth of Gildan fleece products from U.S. distributors to screenprinters totalled 23.4% while growth in the industry was essentially flat. Our leading market share in this category reached a record high of 51.7%. Our leading brand position in sport shirts also increased slightly to 34.6%. However, industry unit shipments were down 12.6% for the quarter, and Gildan sport shirt shipments within the U.S. distributor channel declined by 10.6% due in part to lack of product availability as a result of the production capacity constraints from our Dominican Republic facility.

Unit shipments to Canada, Europe, Asia/Pacific and Mexico reflected increases of 6.4% for the third quarter and 4.3% for the first nine months of fiscal 2008 compared to the same periods in fiscal 2007. Growth in these markets was constrained due to a lack of product availability and the delay in the new product introductions as a result of the shortfall in production from the Dominican Republic facility.

GILDAN QUARTERLY REPORT – Q3 2008 P.7

MANAGEMENT'S DISCUSSION AND ANALYSIS

During the third quarter, we began shipment of our first retail underwear program. We are pleased with consumer demand for our retail products during the third quarter, and with the improvement in our service levels to mass retailers. Also, we have continued to implement our strategy to rationalize our sock product-mix, in order to focus on basic higher-volume products and programs which capitalize on Gildan's modern large-scale manufacturing capacity.

Gross Profit

Gross profit of $120.4 million for the third quarter and $298.9 million for the first nine months of fiscal 2008 increased $26.0 million and $71.9 million, respectively, compared to the same periods last year. Gross margins in the third quarter of fiscal 2008 declined slightly to 31.6%, compared to 32.4% in the third quarter of fiscal 2007. The positive gross margin impact of higher activewear selling prices and favourable manufacturing efficiencies arising from the consolidation of textile facilities in the fourth quarter of fiscal 2007 was more than offset by higher cotton, energy, chemicals and transportation costs, the impact of production inefficiencies in the Dominican Republic textile facility, as inventories produced in the second fiscal quarter were consumed in cost of sales, a lower proportion of high-valued sport shirt sales, and the impact of the acquisition of Prewett. Socks manufactured by Gildan in the U.S. have lower gross margins than activewear and sock products manufactured in the Company's Honduran manufacturing facilities, and therefore dilute overall gross margins.

Gross margins for the first nine months of fiscal 2008 were 32.3% compared to gross margins of 32.0% in the same period of fiscal 2007. Gross margins for the first nine months of fiscal 2008 were positively impacted by higher activewear selling prices and lower promotional discounts, manufacturing efficiencies arising from the consolidation of textile facilities and a higher-valued product-mix. These positive factors were offset by higher cotton, freight and energy costs, production inefficiencies in the Dominican Republic facility, the impact of inventory write-downs during fiscal 2008 in order to accelerate the liquidation of sock product-lines, which have been discontinued, and the impact of the acquisition of the Prewett acquisition, which generates lower margins than our activewear business. Additional costs were also incurred in the second quarter of fiscal 2008 to service mass-market retailers during the integration of our retail information systems.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses in the third quarter of fiscal 2008 were $43.9 million, or 11.5% of sales, compared to $28.4 million, or 9.7% of sales, in the third quarter of last year. For the first nine months of fiscal 2008, SG&A expenses were $113.1 million, or 12.2% of sales, compared to $83.1 million or 11.7% of sales in the same period last year. The increase in SG&A expenses was due to the acquisition of Prewett, higher distribution and transportation expenses, a provision of $2.6 million for non-collection of accounts receivable from a U.S. retail customer, which filed for bankruptcy protection during the third quarter, higher corporate infrastructure costs, including the impact of the higher-valued Canadian dollar, a charge for the disposal of surplus fixed assets, and professional fees for special projects.

Restructuring and Other Charges

In fiscal 2006 and 2007, we announced the closure, relocation and consolidation of manufacturing and distribution facilities in Canada, the United States and Mexico, as well as the relocation of Gildan's Canadian corporate office. The costs incurred in connection with these announcements have been recorded as restructuring and other charges, and include severance and other costs, asset impairment losses and accelerated depreciation resulting from the reduction in the estimated remaining economic lives of property, plant and equipment at these facilities. Other costs relate primarily to exit costs incurred in connection with the closures noted above, including carrying and dismantling costs associated with assets held for sale. During the third quarter of fiscal 2008, we recorded restructuring charges of $2.3 million consisting primarily of a $1.7 million impairment loss on property, plant and equipment resulting from a planned consolidation of our sewing operations in Haiti. For the first nine months of fiscal 2008, restructuring charges totalled $3.9 million consisting primarily of the $1.7 million impairment loss and other exit costs of $2.2 million relating to the closures announced in fiscal 2006 and 2007. Additional carrying costs relating to the closed facilities and any gains or losses on the disposition of the assets held for sale, which we do not expect to be material, will be accounted for as restructuring charges as incurred.

GILDAN QUARTERLY REPORT – Q3 2008 P.8

MANAGEMENT'S DISCUSSION AND ANALYSIS

During the third quarter and first nine months of fiscal 2007, we incurred restructuring and other charges of $4.6 million and $22.3 million, respectively, in connection with the closures announced in fiscal 2006 and 2007. The restructuring and other charges in the first nine months of fiscal 2007 included severance costs of $13.3million, an asset impairment loss of $3.6million relating to the relocation of our corporate head office, accelerated depreciation of $2.9 million and exit costs of $4.4 million. These costs were partially offset by a gain of $1.9 million from the sale of some of the assets related to the above-noted facilities.

Depreciation and Amortization Expense

Depreciation and amortization expense of $15.3 million in the third quarter and $43.2 million for the first nine months of fiscal 2008, increased $5.1 million and $14.7 million, respectively, compared to the same periods in fiscal 2007. The increase in depreciation and amortization expense was due to a higher capital asset base resulting from the Company's continuing investments in capacity expansion and the impact of the Prewett acquisition, including the amortization of acquired intangible assets, as well as a charge to write down surplus fixed assets.

Interest Expense

Net interest expense for the third quarter amounted to $1.2 million, slightly down from $1.5 million for the same period last year, mainly as a result of declining interest rates during the quarter, despite higher average debt balances compared to the third quarter of fiscal 2007. For the first nine months of fiscal 2008, net interest expense of $6.1 million was up $2.6 million compared to the same period last year mainly due to the increased utilization of our revolving long-term credit facility to fund the acquisition of Prewett, effective October 15, 2007, partially offset by the impact of lower interest rates.

Income Taxes

Income tax expense for the third quarter and the first nine months of fiscal 2008 was $3.4 million and $9.1 million, respectively, compared to an income tax recovery of $3.3 million in the third quarter and $0.2 million in the first nine months of fiscal 2007. During the third quarter of fiscal 2007, we recognized previously unrecorded tax benefits in the amount of $5.7 million relating to a prior taxation year. Excluding the impact of this income tax recovery, as well as the impact of restructuring and other charges in both the current year and prior year periods, the effective income tax rate in the third quarter and the first nine months of fiscal 2008 was 5.8% and 6.7%, respectively, compared to an effective income tax rate of 4.6% and 4.9% for the same periods last year. The increase in the effective income tax rate was primarily due to the higher tax rate attributable to our operations in the U.S., which are currently taxed at higher effective income tax rates.

Net Earnings

Net earnings for the third quarter were $54.0 million, or $0.44 per share, on a diluted basis (EPS) compared to net earnings of $52.4 million, or $0.43 per share, on a diluted basis for the third quarter of fiscal 2007. Net earnings included restructuring and other charges of $2.3 million, or $0.02 per share in the third quarter of fiscal 2008 and $4.6 million, or $0.04 per share in the third quarter of fiscal 2007. Before reflecting the restructuring charges in both fiscal years, adjusted net earnings and adjusted diluted EPS for the third quarter of fiscal 2008 were $56.3 million, or $0.46, essentially flat compared to adjusted net earnings of $57.0 million and adjusted diluted EPS of $0.47 in the third quarter of fiscal 2007. Net earnings for the third quarter last year included an income tax recovery of $5.7 million, or $0.05 per share from a prior fiscal year. The slight decline in EPS in the third quarter this year reflected higher activewear selling prices and unit sales volumes and the inclusion of an additional week of shipments, which were more than offset by higher cotton, energy and transportation costs, unfavourable product-mix, higher SG&A and depreciation expenses, the non-recurrence of a prior year income tax recovery which positively impacted EPS by $0.05 in the third quarter of last year, a provision for a doubtful receivable account, and charges to write-off or dispose of surplus fixed assets.

The Company's results for its third fiscal quarter were in line with its most recent EPS guidance. More favourable than projected activewear selling prices, unit volumes and product-mix were offset by a provision for a doubtful receivable account, and charges to write off or dispose of surplus fixed assets.

GILDAN QUARTERLY REPORT – Q3 2008 P.9

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the first nine months of fiscal 2008, net earnings amounted to $123.2 million, or $1.01 per share on a diluted basis, compared to net earnings of $89.2 million, or $0.73 per share, for the same period in fiscal 2007. Before the impact of restructuring and other charges, adjusted net earnings in the first nine months of fiscal 2008 amounted to $127.1 million, or $1.04 per share on a diluted basis, up respectively 14.0% and 13.0% compared to adjusted net earnings of $111.5 million or $0.92 per share on a diluted basis for the same period last year. The increase in adjusted net earnings and adjusted diluted EPS in fiscal 2008 was primarily due to growth in unit sales volumes for activewear and underwear, higher activewear selling prices, favourable activewear product-mix and further manufacturing efficiencies for activewear. These positive factors were partially offset by increases in cotton, energy, chemicals and transportation costs, production inefficiencies in the Dominican Republic facility, higher SG&A, depreciation and interest expenses, the nonrecurrence of the income tax recovery in the third quarter of fiscal 2007 and the impact of a higher effective income tax rate. Net earnings and diluted EPS for the first nine months of fiscal 2008 were also negatively impacted by additional costs to service mass-market retailers in the second quarter during the integration of our retail information systems, a write-down of inventories of discontinued sock product-lines in the second quarter, a provision for non-collection of a receivable account from a U.S. retail customer in the third quarter, and charges in the third quarter for the write-down or disposal of surplus fixed assets.

Financial Condition

Accounts receivable increased to $254.5 million in the third quarter of fiscal 2008 from $206.1 million at September 30, 2007 and increased by $71.0 million compared to the third quarter of the prior year. The increase in accounts receivable from the end of fiscal 2007 reflected an increase in activewear sales and the inclusion of accounts receivable from the Prewett acquisition, partially offset by a decline in days sales outstanding. Typically, our days sales outstanding are higher in the second half of the year and highest in the fourth quarter, as a result of seasonal programs for fleece and long-sleeved T-shirts invoiced with extended payment terms in the spring and summer months, in line with industry practice. The increase in accounts receivable compared to the third quarter of fiscal 2007 was mainly due to the increase in activewear sales in the third quarter over the prior year, the inclusion of accounts receivable from the acquisition of Prewett and an increase in days sales outstanding due to a higher proportion of fleece sales which reflect extended payment terms as noted above.

Inventories of $290.8 million were up $50.9 million, or 21.2% from September 30, 2007 and up $59.3 million, or 25.6% compared to the third quarter of fiscal 2007. The increase in inventories compared to both periods reflected the inclusion of inventories from the Prewett acquisition. Excluding the impact of the Prewett acquisition, inventories were essentially flat compared to September 30, 2007. Increases in unit costs resulting from higher costs of cotton, freight and energy were offset by lower inventory volume levels due to the production capacity constraints resulting from the manufacturing issues in the Dominican Republic facility.

Property, plant and equipment, which are net of accumulated depreciation and asset impairment losses, amounted to $426.8 million at the end of the third quarter of fiscal 2008, up $49.2 million from September 30, 2007. This increase was primarily due to the inclusion of $20.2 million of property, plant and equipment from the acquisition of Prewett, net capital expenditures of $79.8 million, mainly for the capacity expansion projects in Honduras, partially offset by depreciation of $38.7 million, an impairment loss on property, plant and equipment of $1.7 million primarily related to the planned consolidation of our sewing operations in Haiti and a reclassification of property, plant and equipment to assets held for sale of $6.9 million mainly related to the land and building of our former corporate head office.

Other assets at the end of the third quarter of fiscal 2008 amounted to $18.2 million, up from $11.4 million at September 30, 2007. The increase reflected $10.0 million which was placed in escrow to provide for a further contingent increase in the purchase price of the acquisition of Prewett effective October 15, 2007.

GILDAN QUARTERLY REPORT – Q3 2008 P.10

MANAGEMENT'S DISCUSSION AND ANALYSIS

Goodwill and identifiable intangible assets of $63.9 million as at July 6, 2008 primarily related to the acquisition of Prewett.

Total assets were $1,105.6 million at July 6, 2008, compared to $874.5 million at September 30, 2007 and $825.0 million at the end of the third quarter of fiscal 2007. Working capital was $411.1 million at the end of the third quarter of fiscal 2008 compared to $342.5 million at September 30, 2007 and $307.1 million at July 1, 2007.

Cash Flows and Liquidity and Capital Resources

Cash Flows

Cash flows from operating activities in the third quarter of fiscal 2008 were $40.7 million, compared to $32.3 million for the previous year. The increase in cash inflow was mainly due to higher cash operating earnings and increases in accounts payable and accrued liabilities which reflected higher balances primarily related to yarn purchases as a result of increases in cotton costs and production volumes. This was partially offset by a higher seasonal increase in accounts receivable due to a higher proportion of fleece sales, which are invoiced with extended payment terms, and a lower increase in inventories due to the production issues at the Dominican Republic facility. For the first nine months of fiscal 2008, cash flows from operating activities were $168.4 million compared to cash flows from operating activities of $72.1 million in the same period last year mainly as a result of higher cash operating earnings and a higher seasonal decrease in accounts receivable and a lower seasonal increase in inventories.

Cash flows used in investing activities were $19.2 million in the third quarter of fiscal 2008 down from $29.2 million in the third quarter of fiscal 2007 mainly as a result of lower capital expenditures in fiscal 2008. The decrease in capital expenditures in the quarter primarily reflected lower spending requirements in fiscal 2008 for our major textile and sock capacity expansion projects in Honduras. For the first nine months of fiscal 2008, cash flows used in investing activities amounted to $213.0 million compared to $103.7 million for the same period last year. This increase was mainly attributable to the acquisition of Prewett, for a purchase price of $126.8 million, partially offset by lower capital expenditures during the first nine months of fiscal 2008, mainly as a result of lower spending requirements for our Honduran capacity expansion projects compared to last year.

Free cash flow grew to $92.2 million for the first nine months of fiscal 2008 compared to negative free cash flow of $31.6 million in the same period last year, primarily attributable to higher cash flow from operations and lower capital expenditures.

Cash flows used in financing activities in the third quarter of fiscal 2008 of $37.5 million mainly reflected higher reductions on our long term credit facility used primarily to finance the acquisition of Prewett, compared to the same period last year. Cash flows used in financing activities in the third quarter last year of $31.1 million reflected reductions on our long-term credit facility and the final $17.5 million repayment of the Company's Senior Notes. For the first nine months ended fiscal 2008 cash flows from financing activities were $48.5 million compared to $10.0 million for the first nine months of fiscal 2007. The increase reflected a higher amount of funds drawn under our revolving long-term credit facility in order to finance the acquisition of Prewett.

Cash and cash equivalents amounted to $13.2 million as at July 6, 2008 compared to $7.5 million at the end of the third quarter last year and $9.3 million at September 30, 2007. Total indebtedness at July 6, 2008 amounted to $108.4 million compared to $59.7 million at September 30, 2007 and $42.9 million at July 1, 2007. The increase in total indebtedness resulted mainly from the increase in long-term debt from the use of our revolving credit facility to fund the acquisition of Prewett.

GILDAN QUARTERLY REPORT – Q3 2008 P.11

MANAGEMENT'S DISCUSSION AND ANALYSIS

Liquidity and Capital Resources

In recent years, we have funded our operations and capital requirements with cash generated from operations. A revolving credit facility has been periodically utilized to finance seasonal peak working capital requirements and business acquisitions. Our primary use of funds on an ongoing basis is related to capital expenditures for new manufacturing facilities, inventory financing, accounts receivable funding, and business acquisitions.

On October 15, 2007, we paid $126.8 million on closing of the Prewett acquisition and also placed $10.0 million in escrow to provide for a further contingent increase in the purchase price of the acquisition. The funds were drawn under our revolving long-term credit facility. On October 30, 2007, we increased our revolving long-term credit facility, which is subject to a one-year extension on an annual basis, to $400 million. This facility, which expires on June 28, 2013, is on an unsecured basis. As at the end of the third quarter of fiscal 2008 we had $100 million drawn on our revolving credit facility compared to $30.0 million drawn on our revolving credit facility at the end of the third quarter of fiscal 2007. We believe our cash flow from operating activities together with our credit facilities will provide us with sufficient liquidity and capital resources to fund our anticipated working capital and capital expenditure requirements for the foreseeable future. Furthermore, we continue to have significant unused debt financing capacity and financing flexibility to invest in capital expenditures for further capacity expansion in excess of our current plans, as well as to pursue other potential acquisition opportunities.

In order to be able to support our opportunities for continuing sales growth, we are continuing to invest in capacity expansion in Central America. For fiscal 2008, we are now projecting capital expenditures of approximately $115 million, compared to our previous projection of $130 million. The reduction in the projected capital expenditures for fiscal 2008 is primarily due to timing delays related to the land filling in Honduras to prepare sites for capacity expansion projects as well as sewing capacity expansion. Capital investments for fiscal 2008 primarily include the projected expenditures to complete the ramp-up of the activewear and sock facilities in Honduras, a chemical cost reduction project, which we announced in May 2007, investments in our information technology systems and a second sock facility expected to be completed in fiscal 2009. On May 7, 2008, we announced our intentions to construct a third large-scale, vertically-integrated textile facility in Honduras, where Gildan expects to leverage its existing infrastructure and manufacturing management resources. Capital expenditures for fiscal 2009 are projected to be $160 million and are expected to include expenditures for our second sock facility and third activewear textile facility in Honduras, as well as investments in sewing capacity expansion and information technology systems to support our growth.

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. We do not currently pay a dividend. However, the Company's Board of Directors periodically evaluates the merits of introducing a dividend.

Off-Balance Sheet Arrangements

We do not have any commitments that are not reflected in our balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations below. As disclosed in Note 6 to our unaudited interim consolidated financial statements, we have granted corporate guarantees, irrevocable standby letters of credit and surety bonds to third parties to indemnify them in the event the Company and certain of its subsidiaries do not perform their contractual obligations. As at July 6, 2008, the maximum potential liability under these guarantees was $17.4 million, of which $5.2 million was for surety bonds and $12.2 million was for corporate guarantees and standby letters of credit.

Contractual Obligations

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. The following table sets forth our contractual obligations, excluding future interest payments, for the following items as at July 6, 2008:

GILDAN QUARTERLY REPORT – Q3 2008 P.12

MANAGEMENT'S DISCUSSION AND ANALYSIS

Payments due by period
(in $ millions)		Less than	1 to 3	4 to 5	After
	Total	1 year	years	years	5 years
Long-term debt	108.4	1.2	7.2	100.0	-
Operating leases	48.4	1.9	22.0	9.3	15.2
Purchase obligations	95.2	90.3	4.9	-	-
Other obligations	61.3	49.6	11.7	-	-
Total Contractual Obligations	313.3	143.0	45.8	109.3	15.2

We expect that cash flows from operations, together with our cash balances and unutilized bank facilities, will be sufficient to meet cash needs for the foreseeable future.

Outstanding Share Data

Our common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange (GIL).

As at July 31, 2008, there were 120,525,039 common shares issued and outstanding along with 884,071 stock options and 906,800 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of 50% of the restricted share grant is dependent upon the financial performance of the Company relative to a benchmark group of Canadian publicly-listed companies.

Recent Developments in Legal Proceedings

During the quarter, a number of proposed securities class action lawsuits were filed against the Company alleging, among other things, that the Company misrepresented its financial prospects in its financial guidance concerning the 2008 fiscal year. See "Update to the Description of Risks and Uncertainties - Securities Class Actions".

Financial Risk Management

This section of the MD&A provides disclosures relating to the nature and extent of the Company's exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how the Company manages those risks. The disclosures under this heading "Financial Risk Management", in conjunction with the information in Note 10 to the unaudited interim consolidated financial statements ("Financial Instruments"), are designed to meet the requirements of the Canadian Institute of Chartered Accountants Handbook Section 3862, "Financial Instruments Disclosures", which apply to interim and annual financial statements related to fiscal years beginning on or after October 1, 2007 and are therefore incorporated into, and are an integral part of, the unaudited interim consolidated financial statements.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company's trade receivables. The Company may also have credit risk relating to cash and cash equivalents and forward foreign exchange contracts, which it manages by dealing only with highly-rated North American and European financial institutions. The carrying amount of financial assets, as disclosed in Note 10(a) to the interim consolidated financial statements, represents the Company's credit exposure at the reporting date, including trade receivables. The Company's trade receivables and credit exposure fluctuate throughout the year. The Company's average trade receivables and credit exposure during an interim reporting period may be higher than the balance at the end of that reporting period.

GILDAN QUARTERLY REPORT – Q3 2008 P.13

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of wholesale distributors and mass-market retailers. As at July 6, 2008, the Company's twenty largest trade debtors accounted for 79.3% of trade accounts receivable, of which one wholesale customer accounted for 18.3% and one retailer accounted for 8.4%. Of the Company's top twenty trade debtors, seventeen are wholesale distributors, and seventeen are located in the United States. The remaining trade receivable balances are dispersed among a larger number of debtors across many geographic areas.

Most sales are invoiced with payment terms of between 30 to 60 days. In accordance with industry practice, sales to wholesale distributors of certain seasonal products, primarily in the second half of the fiscal year, are invoiced with extended payment terms, generally not exceeding six months.

The Company's customers have generally been transacting with the Company or its acquired subsidiaries for over five years, and credit losses have not been material during that period. Most of our wholesale distributor customers are privately-held owner-managed enterprises, and many distributors are highly-leveraged with significant reliance on trade credit terms provided by a few major vendors, including the Company, and third-party debt financing, including bank debt secured with accounts receivable and inventory pledged as collateral. The financial leverage of certain of our wholesale distributor customers may limit or prevent their ability to obtain future financing, and could affect their ability to comply with restrictive debt covenants and meet other obligations. The profile and credit quality of the Company's retail customers varies significantly. Adverse changes in a customer's financial position could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer's future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on our business, results of operations, financial condition and cash flows.

The Company's extension of credit to customers involves considerable judgment and is based on an evaluation of each customer's financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a dedicated credit function which recommends customer credit limits and payment terms that are reviewed and approved on a quarterly basis by senior management at the Company's international sales office in Barbados. Where available, the Company's credit department periodically reviews external ratings and customer financial statements, and in some cases obtains bank and other references. New customers are subject to a specific vetting and pre-approval process. The Company has also established procedures to suspend the release of goods when customers have fully-utilized approved credit limits or have not been respecting established payment terms. From time to time, the Company will temporarily transact with customers on a prepayment basis where circumstances warrant. While the Company's credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Company's low credit loss experience will continue.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are partially covered by credit insurance, with amounts usually limited to 20% of the value of the Company's exposure. The information available through the insurance company is also considered in the decision process to determine the credit limits assigned to customers.

The Company writes off trade receivable accounts to expected realizable value as soon as the account is determined not to be fully collectable, with such write-offs charged to earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Company updates its estimate of the allowance for doubtful accounts, based on a customer-by-customer evaluation of the collectibility of trade receivable balances at each balance sheet reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

The Company's exposure to credit risk for trade receivables by geographic area and type of customer as at July 6, 2008 was as follows:

GILDAN QUARTERLY REPORT – Q3 2008 P.14

MANAGEMENT'S DISCUSSION AND ANALYSIS

(in $ millions)	July 6, 2008

United States	206.2
Europe	14.6
Canada	13.4
Other regions	2.7
236.9

(in $ millions)	July 6, 2008

Distributors and screenprinters	189.3
Mass-market and regional retailers	47.6
236.9

The aging of trade receivable balances as at July 6, 2008 was as follows:

(in $ millions)	July 6, 2008

Not past due	221.6
Past due 0-30 days	12.9
Past due 31-120 days	5.8
Past due 121-180 days	0.6
Trade receivables	240.9
Less allowance for doubtful accounts	(4.0)
236.9

The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

(in $ millions)	July 6, 2008

Balance as at September 30, 2007	2.0
Bad debt expense	2.5
Write-off of accounts receivable	(0.8)
Increase due to acquisition	0.3
Balance as at July 6, 2008	4.0

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 11 to the unaudited interim consolidated financial statements ("Capital Disclosures"). It also manages liquidity risk by continuously monitoring actual and projected cash flows, taking into account the seasonality of the Company's sales and receipts and matching the maturity profile of financial assets and liabilities. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions out of the ordinary course of business, including proposals on mergers, acquisitions or other major investments or divestitures. In recent years, the Company has financed its capacity expansion and sales growth mainly through internally-generated funds, with a revolving credit facility being used periodically to finance seasonal peak working capital requirements and business acquisitions.

GILDAN QUARTERLY REPORT – Q3 2008 P.15

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company has a committed revolving credit facility for a maximum of $400 million which expires on June 28, 2013 and which is subject to a one-year extension on an annual basis. This facility is unsecured and amounts drawn bear interest at LIBOR rates or U.S. base rate plus a margin. As at July 6, 2008, $100 million was drawn under this facility, bearing an effective interest rate of 3.5%, primarily to finance the Company's acquisition of Prewett that occurred on October 15, 2007 as described in this MD&A and in Note 4 to the interim consolidated financial statements.

The following are the contractual maturities of financial liabilities, excluding derivative financial instruments and future interest payments but including interest accrued to July 6, 2008:

(in $ millions)	Carrying	0 to 12	1 to 2	2 to 5	More than
	amount	months	years	years	5 years
Long-term credit facility	100.0	-	-	100.0	-
Other long-term debt	8.4	3.8	4.6	-	-
Accounts payable and accrued liabilities	147.4	147.4	-	-	-
Total	255.8	151.2	4.6	100.0	-

The Company's only derivative financial liabilities as at July 6, 2008 were forward foreign exchange contracts, for which notional amounts, maturities, average exchange rates and the carrying and fair values are listed on page 17.

Foreign Currency Risk

The majority of the Company's cash flows and financial assets and liabilities are denominated in U.S. dollars, which is the Company's functional and reporting currency. Foreign currency risk is limited to the portion of the Company's business transactions denominated in currencies other than U.S. dollars, primarily for sales and distribution expenses for customers outside of the United States and corporate office expenses in Canada. For the Company's foreign currency transactions, fluctuations in the respective exchange rates relative to the U.S. dollar will create volatility in the Company's cash flows and the reported amounts for sales and selling, general and administrative expenses in its consolidated statement of earnings, both on a period-to-period basis and compared with operating budgets and forecasts. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than U.S. dollars at the rates of exchange at each balance sheet date, the impact of which is reported as a foreign exchange gain or loss in the statement of earnings.

The Company's objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows, by transacting with third parties in U.S. dollars to the maximum extent possible and practical, and holding cash and cash equivalents and incurring borrowings in U.S. dollars. The Company monitors and forecasts the values of net foreign currency cash flow and balance sheet exposures, and from time-to-time will authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency cash flows, with maturities of up to two years. The Company does not use forward foreign exchange contracts for speculative purposes.

The following tables provide an indication of the Company's significant foreign currency exposures during the nine months ended July 6, 2008, including the period end balances of financial and monetary assets and liabilities denominated in foreign currencies, as well as the amount of sales and operating expenses during the interim period that were denominated in foreign currencies, but before considering the effect of forward foreign exchange contracts.

GILDAN QUARTERLY REPORT – Q3 2008 P.16

MANAGEMENT'S DISCUSSION AND ANALYSIS

(in US$ millions)		July 6, 2008
	CAD	EUR	GBP
Cash and cash equivalents	1.5	2.1	1.2
Accounts receivable	16.6	5.9	5.8
Accounts payable and accrued liabilities	(15.7)	(2.9)	-
Future income taxes and income taxes payable	(26.0)	(1.0)	0.5
Balance sheet exposure excluding financial derivatives	(23.6)	4.1	7.5

	For the nine months ended
(in US $ millions)			July 6, 2008
	CAD	EUR	GBP
Sales	41.1	24.8	16.8
Operating expenses	(38.6)	(7.2)	(2.0)
Net exposure	2.5	17.6	14.8

In addition to the foreign currency exposures noted above, the Company also incurs a portion of its manufacturing costs in foreign currencies, primarily payroll costs paid in Honduran Lempiras. However, the Company does not currently view its exposure to the Honduran Lempira as a significant foreign exchange risk, since the Lempira to U.S. dollar exchange rate has not fluctuated significantly in recent years.

The following table summarizes the Company's derivative financial instruments relating to commitments to buy and sell foreign currencies through forward foreign exchange contracts as at July 6, 2008 and September 30, 2007:

(in $ millions)
		Notional
		foreign	Average		Carrying and Fair Value
		currency	exchange	Notional US
July 6, 2008	Maturity	amount	rate	equivalent	Asset	Liability

Buy CAD/Sell USD	0-6 months	35.5	0.9923	35.2	-	(0.5)

Sell EUR/Buy USD	0-6 months	8.5	1.3963	11.9	-	(1.4)
	6-12 months	2.7	1.4743	3.9	-	(0.2)

Sell GBP/Buy USD	0-6 months	5.2	1.9952	10.3	0.1	-
				61.3	0.1	(2.1)

		National
		foreign	Average		Carrying and Fair Value
		currency	exchange	Notional US
September 30, 2007	Maturity	amount	rate	equivalent	Asset	Liability

Buy EUR/Sell USD	0-6 months	4.4	1.3616	6.0	0.3	-

Sell EUR/Buy USD	0-6 months	4.9	1.3626	6.7	-	(0.3)
	6-12 months	9.1	1.3677	12.4	-	(0.5)

Sell GBP/Buy USD	0-6 months	4.8	1.9988	9.6	-	(0.1)
	6-12 months	6.0	1.9841	11.9	-	(0.2)

Sell CAD/Buy USD	0-6 months	3.8	1.0055	3.8	-	-
				50.4	0.3	(1.1)

GILDAN QUARTERLY REPORT – Q3 2008 P.17

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following exchange rates applied during the reporting period for the nine months ended July 6, 2008:

	Year to date	Reporting date
	average rate	rate
	Q3 2008	Q3 2008

CAD to USD	1.0039	0.9826
EUR to USD	1.4944	1.5703
GBP to USD	2.0035	1.9831

Based on the Company's foreign currency exposures noted above and the forward foreign exchange contracts in effect during the nine months ended July 6, 2008, varying the above foreign exchange rates to reflect a 5 percent strengthening of the U.S. dollar would have increased (decreased) net earnings as follows, assuming that all other variables remained constant:

(in US$ millions)

	For the nine months ended July 6, 2008
Source of net earnings variability from changes in foreign exchange rates	CAD	EUR	GBP

Financial instruments, including forward foreign exchange contracts	(1.8)	0.6	0.2
Future income tax liability and income taxes payable	1.3	0.1	-
Sales and operating expenses	(0.1)	(0.9)	(0.7)
Decrease in net earnings	(0.6)	(0.2)	(0.5)

An assumed 5 percent weakening of the U.S. dollar during the nine months ended July 6, 2008 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk

The Company's interest rate risk is primarily related to the Company's revolving long-term credit facility, for which amounts drawn are primarily subject to LIBOR rates in effect at the time of borrowing, plus a margin. Although LIBOR-based borrowings under the credit facility can be fixed for periods of up to six months, the Company generally fixes rates for periods of one to three months. The interest rates on amounts currently drawn on this facility and on any future borrowings will vary and are unpredictable.

The Company has the ability to enter into derivative financial instruments that would effectively fix its cost of current and future borrowings for an extended period of time, but it has not done so in recent years.

Based on the value of interest-bearing financial instruments during the nine months ended July 6, 2008, an assumed 0.5 percentage point increase in interest rates during such period would have decreased net earnings by $0.6 million, with an equal but opposite effect for an assumed 0.5 percentage point decrease.

Outlook

A discussion of management's expectations as to the Company's outlook for fiscal 2008 and fiscal 2009 is contained in the Company's third quarter earnings results press release dated August 13, 2008 under the section entitled "Outlook". The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on the Company's website at www.gildan.com.

GILDAN QUARTERLY REPORT – Q3 2008 P.18

MANAGEMENT'S DISCUSSION AND ANALYSIS

Critical Accounting Estimates

Our significant accounting policies are described in Note 2 to our 2007 audited consolidated financial statements. The preparation of financial statements in conformity with Canadian GAAP requires estimates and assumptions that affect our results of operations and financial position. By their nature, these judgments are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. On an ongoing basis, management reviews its estimates and actual results could differ materially from those estimates.

Management believes that the accounting estimates related to the following areas are most significant to assist in understanding and evaluating our financial results:

  Sales promotional programs;

  Trade accounts receivable;

  Property, plant and equipment;

  Cotton and yarn procurements;

  Income taxes; and

  Business acquisitions, including goodwill and identifiable intangible assets.

For a more detailed discussion of these estimates, readers should review the "Critical Accounting Estimates" section of the 2007 Annual MD&A.

Adoption of New Accounting Standards

Effective the commencement of our 2008 fiscal year, we adopted CICA Handbook Section 1535, Capital Disclosures, CICA Handbook Section 3862, Financial Instruments—Disclosure and CICA Handbook Section 3863, Financial Instruments – Presentation. These new Handbook Sections apply to fiscal years beginning on or after October 1, 2007. The Sections relate to disclosure and presentation only and did not have an impact on our financial results.

Internal Control Over Financial Reporting

Management's annual evaluation and report on the effectiveness of internal control over financial reporting as of our most recent fiscal year ended September 30, 2007 was included in the 2007 Annual MD&A, and was based on the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of September 30, 2007.

There have been no material changes in internal control over financial reporting since September 30, 2007. With respect to the Company's recent acquisition of Prewett that occurred on October 15, 2007, we have not completed our assessment of the adequacy of the design or of the operating effectiveness of Prewett's internal control over financial reporting. We will be including Prewett in our annual evaluation and report on the effectiveness of internal control over financial reporting for our fiscal year ending October 5, 2008.

Reconciliation and Definition of Non-GAAP Measures

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this report and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

GILDAN QUARTERLY REPORT – Q3 2008 P.19

MANAGEMENT'S DISCUSSION AND ANALYSIS

Adjusted Net Earnings and Adjusted Diluted EPS

To measure our performance from one period to the next, without the variations caused by the impact of restructuring and other charges as discussed on page 8, management uses adjusted net earnings and adjusted diluted earnings per share, which are calculated as net earnings and diluted earnings per share excluding these items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, except per share amounts)			Q3 2008			YTD 2008
	Reported		Adjusted	Reported		Adjusted
Sales	380.8		380.8	925.0		925.0
Cost of sales	260.4		260.4	626.1		626.1
Gross profit	120.4		120.4	298.9		298.9
Selling, general and administrative
expenses	43.9		43.9	113.1		113.1
Restructuring and other charges (1)	2.3	(2.3)	-	3.9	(3.9)	-
	74.2	2.3	76.5	181.9	3.9	185.8
Depreciation and amortization	15.3		15.3	43.2		43.2
Interest, net	1.2		1.2	6.1		6.1
Non-controlling interest of
consolidated joint venture	0.2		0.2	0.4		0.4
Earnings before income taxes	57.5	2.3	59.8	132.2	3.9	136.1
Income taxes	3.4		3.4	9.1		9.1
Net earnings	54.1	2.3	56.4	123.1	3.9	127.0
Basic E.P.S.	0.45	0.02	0.47	1.02	0.03	1.06
Diluted E.P.S.	0.44	0.02	0.46	1.01	0.03	1.04

(in $ millions, except per share amount)			Q3 2007			YTD 2007
	Reported		Adjusted	Reported		Adjusted
Sales	291.6		291.6	709.6		709.6
Cost of sales	197.2		197.2	482.6		482.6
Gross profit	94.4		94.4	227.0		227.0
Selling, general and administrative
expenses	28.4		28.4	83.1		83.1
Restructuring and other charges (1)	4.6	(4.6)	-	22.3	(22.3)	-
	61.4	4.6	66.0	121.6	22.3	143.9
Depreciation and amortization	10.3		10.3	28.5		28.5
Interest, net	1.5		1.5	3.5		3.5
Non-controlling interest of
consolidated joint venture	0.5		0.5	0.6		0.6
Earnings before income taxes	49.1	4.6	53.7	89.0	22.3	111.3
Income taxes	(3.3)		(3.3)	(0.2)		(0.2)
Net earnings	52.4	4.6	57.0	89.2	22.3	111.5
Basic E.P.S.	0.44	0.04	0.48	0.74	0.18	0.92
Diluted E.P.S.	0.43	0.04	0.47	0.73	0.18	0.92

Certain minor rounding variances exist between the financial statements and this summary. EPS amounts may not add due to rounding.
(1)Adjustment to remove restructuring and other charges. See page 8.

GILDAN QUARTERLY REPORT – Q3 2008 P.20

MANAGEMENT'S DISCUSSION AND ANALYSIS

EBITDA

EBITDA is calculated as earnings before interest, taxes, depreciation and amortization, non-controlling interest, and excludes the impact of restructuring and other charges, as discussed on page 8. We use EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company's ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions)
	Q3 2008	Q3 2007	YTD 2008	YTD 2007
Net earnings	54.0	52.4	123.2	89.2
Restructuring and other charges (1)	2.3	4.6	3.9	22.3
Depreciation and amortization	15.3	10.3	43.2	28.5
Interest, net	1.2	1.5	6.1	3.5
Income tax expense (recovery)	3.4	(3.3)	9.1	(0.2)
Non-controlling interest of
consolidated joint venture	0.2	0.5	0.4	0.6
EBITDA	76.4	66.0	185.9	143.9

Certain minor rounding variances exist between the financial statements and this summary.
(1) See page 8.

Free Cash Flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)
	Q3 2008	Q3 2007	YTD 2008	YTD 2007
Cash flows from operating activities	40.7	32.3	168.4	72.1
Cash flows from investing activities	(19.2)	(29.2)	(213.0)	(103.7)
Add back:
Acquisition of Prewett	-	-	126.8	-
Restricted cash related to acquisition	-	-	10.0	-
Free cash flow	21.5	3.1	92.2	(31.6)

Certain minor rounding variances exist between the financial statements and this summary.

Total Indebtedness and Cash in Excess of Debt (Net Indebtedness)

We consider total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in $ millions)
	Q3 2008	Q4 2007	Q3 2007
Bank indebtedness	-	-	(3.5)
Current portion of long-term debt	(3.8)	(3.7)	(3.9)
Long-term debt	(104.7)	(56.0)	(39.0)
Total indebtedness	(108.5)	(59.7)	(46.4)

Cash and cash equivalents	13.2	9.3	7.5
(Net indebtedness) Cash in excess of debt	(95.3)	(50.4)	(38.9)

Certain minor rounding variances exist between the financial statements and this summary.

GILDAN QUARTERLY REPORT – Q3 2008 P.21

MANAGEMENT'S DISCUSSION AND ANALYSIS

Risks and Uncertainties

The Company is subject to a variety of business risks. The risks below could materially affect our business, financial condition and results of operations, but are not necessarily the only ones facing the Company. Additional risks that are not currently known to us or that we currently deem immaterial, could also materially and adversely affect our business.

The risks described in our 2007 Annual MD&A, as subsequently updated in our first and second quarter 2008 MD&A, included discussions relating to the following important factors:

  Our ability to implement our strategies and plans;

  Our industry is competitive;

  Our industry is subject to pricing pressures;

  Our success depends on our ability to anticipate evolving consumer preferences and trends;

  Our operations are subject to environmental regulation;

  We rely on a relatively small number of significant customers;

  Our customers do not commit to purchase minimum quantities;

  We are exposed to concentrations of credit risk;

  We are subject to international trade regulation

  We currently pay income tax at a comparatively low effective rate, which could change in the future (see "Updates to the Description of Risks and Uncertainties" below);

  The price of the raw materials we buy is prone to significant fluctuations and volatility;

  Our operations are subject to political, social and economic risks;

  Our industry is subject to fluctuations in sales demand;

  Our business operations significantly rely on our information systems;

  We are subject to foreign currency risk;

  Our operations could be affected by changes in our relationships with our employees or changes to domestic and foreign employment regulations;

  We may suffer negative publicity if we, or our third-party contractors, violate labour laws or engage in practices that are viewed as unethical;

  We depend on key management; and

  Securities class actions (see "Updates to the Description of Risks and Uncertainties" below)

For a more detailed discussion of these potential business risks, readers should review the "Risks and Uncertainties" section of the 2007 Annual MD&A and the Annual Information Form filed by Gildan with the Canadian securities regulatory authorities and the Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission as well as our first and second quarter interim reports similarly filed.

Updates to the Description of Risks and Uncertainties

The following are significant updates to the description of risks contained in the section entitled "Risks and Uncertainties" of the Gildan 2007 MD&A, as subsequently updated in our first and second quarter 2008 MD&A.

We currently pay income tax at a comparatively low effective rate, which could change in the future

The Company benefits from a low overall effective corporate tax rate due to the majority of its global sales, marketing, and manufacturing operations being carried out in low tax rate jurisdictions in Central America and the Caribbean Basin. The Company's income tax filings and income tax provisions reflect tax positions that are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. As disclosed in Note 12 to our interim consolidated financial statements, the Canada Revenue Agency (CRA) is currently conducting an audit of Gildan's income tax returns for its 2000, 2001, 2002 and 2003 fiscal years, the scope of which includes a review of transfer pricing and the allocation of income between the Company's Canadian legal entity and its foreign subsidiaries. The Company believes its tax filing positions are sustainable based on the economic substance of its legal and operating structure and the merits of its transfer pricing methodology as supported by annual transfer pricing studies conducted by external experts. However, we cannot predict with certainty the outcome of any audit undertaken by taxation authorities and the final result may vary compared to the estimates and assumptions used by management in determining the Company's consolidated income tax provision and in valuing its income tax assets and liabilities. Depending on the ultimate outcome of any such audit, there may be a material adverse impact on the Company's financial position, results of operations and cash flows. In addition, if the Company were to receive a tax reassessment by a taxation authority prior to the ultimate resolution of an audit, the Company could be required to submit an advance deposit on the amount reassessed.

GILDAN QUARTERLY REPORT – Q3 2008 P.22

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's overall effective income tax rate may also be adversely affected by the following: unanticipated changes to current domestic laws in the countries in which the Company operates; changes to the income tax treaties the Company currently relies on; changes in the location of the Company's operations that would result in a higher proportion of taxable income being reported in higher tax rate jurisdictions; an increase in income tax rates; and, changes to free trade and export processing zone rules in certain countries where the Company is not subject to income tax.

Securities class actions

The Company and certain of its senior officers have been named as defendants in a number of proposed class action lawsuits filed in the United States District Court for the Southern District of New York. These U.S. lawsuits will likely be consolidated into one proposed class action with a lead plaintiff. A proposed class action has also been filed in the Ontario Superior Court of Justice and a petition for authorization to commence a class action has been filed in the Quebec Superior Court. Each of these U.S. and Canadian lawsuits, which have yet to be certified as a class action by the respective courts at this stage, seek to represent a class comprised of persons who acquired the Company's common shares between August 2, 2007 and April 29, 2008 and allege, among other things, that the defendants misrepresented the Company's financial prospects in its financial guidance concerning the 2008 fiscal year, subsequently revised on April 29, 2008. The U.S. lawsuits are based on United States federal securities laws. In addition to pursuing common law claims, the Ontario action proposes to seek leave from the Ontario court to also bring statutory misrepresentation civil liability claims under Ontario's Securities Act. The Company strongly contests the basis upon which these actions are predicated and intends to vigorously defend its position. However, due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of these lawsuits or determine the amount of any potential losses, if any. No provision for contingent loss has been recorded in the interim consolidated financial statements.

Forward-Looking Statements

Certain statements included in this MD&A constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "project", "assume", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. We refer you to the Company's filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the "Risks and Uncertainties" section of the 2007 Annual MD&A, as subsequently updated in this MD&A and in our first and second quarter 2008 MD&A, for a discussion of the various factors that may affect the Company's future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

GILDAN QUARTERLY REPORT – Q3 2008 P.23

MANAGEMENT'S DISCUSSION AND ANALYSIS

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

  general economic conditions such as commodity prices, currency exchange rates, interest rates and other factors over which we have no control;

  the impact of economic and business conditions, industry trends and other external, political and social factors in the countries in which we operate;

  the intensity of competitive activity;

  changes in environmental, tax, trade, employment and other laws and regulations;

  our ability to implement our strategies and plans;

  our ability to complete and successfully integrate acquisitions;

  our reliance on a small number of significant customers;

  changes in consumer preferences, customer demand for our products and our ability to maintain customer relationships and grow our business;

  our customers do not commit to minimum quantity purchases;

  the seasonality of our business;

  our ability to attract and retain key personnel;

  high reliance on computerized information systems;

  changes in accounting policies and estimates; and

  disruption to manufacturing and distribution activities due to labour disruptions, bad weather, natural disasters and other unforeseen adverse events.

This may cause the Company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or nonrecurring or other special items announced or occurring after the statements are made have on the Company's business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management's expectations regarding the Company's fiscal 2008 and 2009 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

August 12, 2008

GILDAN QUARTERLY REPORT – Q3 2008 P.24

Gildan Activewear Inc.
Interim Consolidated Balance Sheets
(in thousands of U.S. dollars)

	July 6, 2008	September 30, 2007	July 1, 2007
	(unaudited)	(audited)	(unaudited)

Assets
Current assets:
Cash and cash equivalents	$13,195	$9,250	$7,537
Accounts receivable	254,511	206,088	183,557
Inventories	290,845	239,963	231,538
Prepaid expenses and deposits	11,255	7,959	9,573
Future income taxes	3,765	2,610	4,601
	573,571	465,870	436,806

Property, plant and equipment	426,781	377,617	368,477
Goodwill and identifiable intangible assets	63,910	2,024	9,030
Assets held for sale (note 7)	12,603	6,610	2,434
Other assets	18,227	11,426	8,266
Future income taxes	10,489	10,939	-

Total assets	$1,105,581	$874,486	$825,013

Liabilities and Shareholders' Equity
Current liabilities:
Bank indebtedness	$-	$-	$3,500
Accounts payable and accrued liabilities	149,486	116,683	120,229
Income taxes payable	9,238	2,949	2,054
Current portion of long-term debt	3,762	3,689	3,934
	162,486	123,321	129,717

Long-term debt	104,677	55,971	38,979
Future income taxes	41,265	24,612	28,221
Non-controlling interest in consolidated joint venture	7,289	6,932	6,279

Contingencies (note 13)

Shareholders' equity:
Share capital	89,147	88,061	87,686
Contributed surplus	5,910	3,953	3,361
Retained earnings	668,559	545,388	504,522
Accumulated other comprehensive income	26,248	26,248	26,248
	694,807	571,636	530,770
	789,864	663,650	621,817

Total liabilities and shareholders' equity	$1,105,581	$874,486	$825,013

See accompanying notes to interim consolidated financial statements.

GILDAN QUARTERLY REPORT - Q3 2008 - P. 25

Gildan Activewear Inc.
Interim Consolidated Statements of Earnings and Comprehensive Income
(In thousands of U.S. dollars, except per share data)

	Three months ended		Nine months ended
	July 6, 2008	July 1, 2007	July 6, 2008	July 1, 2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$380,774	$291,610	$924,994	$709,573
Cost of sales	260,418	197,221	626,051	482,558

Gross profit	120,356	94,389	298,943	227,015

Selling, general and administrative expenses	43,893	28,430	113,096	83,080

Restructuring and other charges (note 7)	2,289	4,589	3,929	22,339

Earnings before the undernoted items	74,174	61,370	181,918	121,596

Depreciation and amortization (note 9a)	15,326	10,272	43,249	28,521
Interest, net (note 10b)	1,204	1,453	6,065	3,501
Non-controlling interest of consolidated joint venture	185	503	357	625

Earnings before income taxes	57,459	49,142	132,247	88,949

Income tax expense (recovery) (note 12)	3,448	(3,255)	9,076	(205)

Net earnings and comprehensive income	$54,011	$52,397	$123,171	$89,154

Basic EPS (note 8)	$0.45	$0.44	$1.02	$0.74

Diluted EPS (note 8)	$0.44	$0.43	$1.01	$0.73

See accompanying notes to interim consolidated financial statements.

GILDAN QUARTERLY REPORT - Q3 2008 - P. 26

Gildan Activewear Inc.
Interim Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended		Nine months ended
	July 6, 2008	July 1, 2007	July 6, 2008	July 1, 2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flows from operating activities:
Net earnings	$54,011	$52,397	$123,171	$89,154
Adjustments for:
Restructuring charges related to assets held for sale
and property, plant and equipment (note 7)	1,662	708	1,334	4,616
Depreciation and amortization (note 9a)	15,326	10,272	43,249	28,521
Loss (gain) on disposal of assets held for sale and
property, plant and equipment	861	(60)	987	(20)
Stock-based compensation costs	599	371	2,083	1,149
Future income taxes	1,718	(4,689)	203	(3,210)
Non-controlling interest	185	503	357	625
Unrealized foreign exchange (gain) loss	(762)	3,029	253	1,441
	73,600	62,531	171,637	122,276
Changes in non-cash working capital balances:
Accounts receivable	(68,707)	(45,712)	(18,837)	(16,266)
Inventories	9,212	11,051	(7,459)	(30,885)
Prepaid expenses and deposits	(2,266)	(2,499)	(1,926)	(3,816)
Accounts payable and accrued liabilities	27,741	5,354	18,822	1,119
Income taxes payable	1,081	1,607	6,156	(338)
	40,661	32,332	168,393	72,090

Cash flows (used in) from financing activities:
(Decrease) increase in amounts drawn under revolving long-term
credit facility	(37,000)	(13,000)	51,000	30,000
Decrease in bank indebtedness	-	-	(1,261)	-
Net decrease in other long-term debt	(896)	(18,266)	(2,221)	(20,948)
Proceeds from the issuance of shares	351	180	960	949
	(37,545)	(31,086)	48,478	10,001

Cash flows used in investing activities:
Purchase of property, plant and equipment	(19,773)	(32,864)	(79,791)	(108,315)
Acquisition of V.I. Prewett & Son, Inc. (note 4)	-	-	(126,819)	-
Restricted cash related to acquistion (note 4)	-	-	(10,000)	-
Proceeds on disposal of assets held for sale	10	4,429	1,124	6,424
Net decrease (increase) in other assets	565	(778)	2,532	(1,786)
	(19,198)	(29,213)	(212,954)	(103,677)

Effect of exchange rate changes on cash and
cash equivalents denominated in foreign currencies	(34)	23	28	116

Net (decrease) increase in cash and cash equivalents
during the period	(16,116)	(27,944)	3,945	(21,470)

Cash and cash equivalents, beginning of period	29,311	35,481	9,250	29,007

Cash and cash equivalents, end of period	$13,195	$7,537	$13,195	$7,537

See accompanying notes to interim consolidated financial statements.

Supplemental disclosure of cash flow information (note 9)

GILDAN QUARTERLY REPORT - Q3 2008 - P. 27

Gildan Activewear Inc.
Interim Consolidated Statement of Shareholders' Equity and Comprehensive Income
Nine months ended July 6, 2008 and July 1, 2007
(in thousands of U.S. dollars)

				Accumulated
	Share Capital			other		Total
			Contributed	comprehensive	Retained	shareholders'
	Number	Amount	surplus	income	earnings	equity

Balance, September 30, 2007	120,419	$88,061	$3,953	$26,248	$545,388	$663,650
Stock-based compensation related to
stock options and Treasury
restricted share units	-	-	2,083	-	-	2,083
Shares issued under employee share
purchase plan	16	543	-	-	-	543
Shares issued pursuant to exercise of
stock options	81	417	-	-	-	417
Shares issued pursuant to the
settlement of Treasury restricted
share units	8	126	(126)	-	-	-
Net earnings	-	-	-	-	123,171	123,171
Balance, July 6, 2008 (unaudited)	120,524	$89,147	$5,910	$26,248	$668,559	$789,864

				Accumulated
	Share Capital			other		Total
			Contributed	comprehensive	Retained	shareholders'
	Number	Amount	surplus	income	earnings	equity

Balance, October 1, 2006	120,228	$86,584	$2,365	$26,248	$415,368	$530,565
Stock-based compensation related to
stock options and Treasury
restricted share units	-	-	1,149	-	-	1,149
Shares issued under employee share
purchase plan	13	378	-	-	-	378
Shares issued pursuant to exercise of
stock options	117	571	-	-	-	571
Shares issued pursuant to the
settlement of Treasury restricted
share units	18	153	(153)	-	-	-
Net earnings	-	-	-	-	89,154	89,154
Balance, July 1, 2007 (unaudited)	120,376	$87,686	$3,361	$26,248	$504,522	$621,817

GILDAN QUARTERLY REPORT - Q3 2008 - P. 28

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(For the period ended July 6, 2008)
(Tabular amounts in thousands or thousands of U.S. dollars, except per share data or unless otherwise noted)
(unaudited)

1. Basis of presentation:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and include all normal and recurring entries that are necessary for a fair presentation of the financial statements. Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual financial statements, and should be read in conjunction with the Company's most recently prepared annual consolidated financial statements for the year ended September 30, 2007.

The Company's revenues and income are subject to seasonal variations. Consequently, the results of operations for the third fiscal quarter are traditionally not indicative of the results to be expected for the full fiscal year.

Certain comparative figures have been reclassified in order to conform with the current period's presentation.

All amounts in the attached notes are unaudited unless specifically identified.

2. Significant accounting policies:

Except for the adoption of the new accounting standards described in Note 3, the Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as disclosed in Note 1(a) and Note 2 of its audited consolidated financial statements in the Company's annual report for the year ended September 30, 2007.

3. Adoption of new accounting standards:

Effective the commencement of its 2008 fiscal year, the Company has adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1535, Capital Disclosures, CICA Handbook Section 3862, Financial Instruments - Disclosure, and CICA Handbook Section 3863, Financial Instruments - Presentation. These new Handbook Sections apply to fiscal years beginning on or after October 1, 2007. These Sections relate to disclosure and presentation only and did not have an impact on our financial results. See Notes 10 and 11.

4. Business acquisition:

On October 15, 2007, the Company acquired 100% of the capital stock of V.I.Prewett & Son, Inc. ("Prewett"), a U.S. supplier of basic family socks primarily to U.S. mass-market retailers. Prewett's corporate headquarters are located in Fort Payne, Alabama. The acquisition is intended to enhance further the Company's position as a full-product supplier of socks, activewear and underwear for the retail channel.

The aggregate purchase price of $126.8 million (including transaction costs of $1.5 million) paid in cash on closing is subject to adjustments based on working capital balances as at the date of acquisition, which have not yet been finalized. In addition, the purchase agreement provides for an additional purchase consideration of $10 million contingent on specified future events. This amount was paid into escrow by the Company and is included in "Other assets" on the consolidated balance sheet. Any further purchase price consideration paid by the Company will be accounted for as additional goodwill.

The Company accounted for this acquisition using the purchase method and the results of Prewett have been consolidated with those of the Company from the date of acquisition.

The Company has allocated the purchase price on a preliminary basis to the assets acquired and the liabilities assumed based on management's best estimate of their fair values and taking into account all relevant information available at that time. Since the Company is still in the process of finalizing the independent valuation of certain intangible assets and other assets acquired and liabilities assumed at the date of acquisition, the allocation of the purchase price is subject to change. The Company expects to finalize the purchase price by the end of fiscal 2008.

GILDAN QUARTERLY REPORT – Q3 2008 P.29

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

4. Business acquisition (continued):

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Accounts receivable	$28,805
Inventories	43,423
Prepaid expenses	1,370
Property, plant and equipement	20,202
Goodwill and identifiable intangible assets	64,376
Other assets	176

Liabilities assumed:
Bank indebtedness	$(1,261)
Accounts payable and accrued liabilities	(14,178)
Future income taxes	(16,094)
Net assets acquired	$126,819

Consideration:
Cash	$125,294
Transaction costs	1,525
Purchase price	$126,819

Goodwill recorded in connection with this acquisition is not deductible for tax purposes. Identifiable intangible assets consists primarily of customer contracts and customer relationships and are currently being amortized on a straight-line basis over a period of 15 years based on preliminary estimates of the useful life of these assets.

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. When the carrying amount of a reporting unit exceeds the estimated fair value of the reporting unit, an impairment loss is recognized in an amount equal to the excess of the carrying value over the fair value of the goodwill, if any.

5. Stock-based compensation:

The Company's Long Term Incentive Plan (the "LTIP") includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units ("Treasury RSUs") and non-dilutive restricted share units ("Non-Treasury RSUs") to officers and other key employees of the Company and its subsidiaries.

Changes in outstanding stock options were as follows:

		Weighted average
	Number	exercise price
		(in Canadian dollars)
Options outstanding, September 30, 2007	853	10.08
Granted	127	39.37
Exercised	(81)	5.32
Forfeited	(13)	32.41
Options outstanding, July 6, 2008	886	14.42

As at July 6, 2008, 625,200 of the outstanding options were exercisable at the weighted average price of CA$6.67. Based on the Black-Scholes option pricing model, the grant date weighted average fair value of the options granted during the nine months ended July 6, 2008 was CA$12.98.

GILDAN QUARTERLY REPORT – Q3 2008 P.30

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

5. Stock-based compensation (continued):

Changes in outstanding Treasury RSUs were as follows:

		Weighted average
	Number	fair value per unit
		(in Canadian dollars)
Treasury RSUs outstanding, September 30, 2007	941	18.83
Granted	43	36.47
Settled through the issuance of common shares	(8)	17.89
Forfeited	(69)	27.85
Treasury RSUs outstanding, July 6, 2008	907	18.99

As at July 6, 2008, none of the awarded and outstanding Treasury RSUs were vested.

The compensation expense recorded for the three-month periods ended July 6, 2008 and July 1, 2007, respectively, was $0.6 million and $0.4 million, in respect of the Treasury RSUs and stock options. The compensation expense recorded for the nine-month periods ended July 6, 2008 and July 1, 2007, respectively, was $2.1 million and $1.2 million, in respect of the Treasury RSUs and stock options. The counterpart has been recorded as contributed surplus. When the common shares are issued to the employees, the amounts previously credited to contributed surplus are reclassified to share capital.

Changes in outstanding non-Treasury RSUs were as follows:

Number
Non-Treasury RSUs outstanding, September 30, 2007	56
Granted	50
Forfeited	(4)
Non-Treasury RSUs outstanding, July 6, 2008	102

Non-Treasury RSUs have the same features as Treasury RSUs except that their vesting period is a maximum of three years and they will be settled in cash at the end of the vesting period. The settlement amount is based on the Company's stock price at the vesting date. As of July 6, 2008, the weighted average fair value per non-Treasury RSU was CA$24.36. No common shares are issued from treasury under such awards and they are therefore non-dilutive. As of July 6, 2008, none of the awarded and outstanding non-Treasury RSUs were vested.

The compensation (recovery) expense recorded for the three-month periods ended July 6, 2008 and July 1, 2007, respectively, was $(0.1) million and $0.1 million, in respect of the non-Treasury RSUs. The compensation expense recorded for the nine-month periods ended July 6, 2008 and July 1, 2007, respectively, was $0.4 million and $0.4 million, in respect of the non-Treasury RSUs. The counterpart has been recorded in accounts payable and accrued liabilities.

6. Guarantees:

The Company, and certain of its subsidiaries, have granted corporate guarantees, irrevocable standby letters of credit and surety bonds to third parties to indemnify them in the event the Company and certain of its subsidiaries do not perform their contractual obligations. As at July 6, 2008, the maximum potential liability under these guarantees was $17.4 million, of which $5.2 million was for surety bonds and $12.2 million was for corporate guarantees and standby letters of credit. The standby letters of credit mature at various dates during 2008, the surety bonds are automatically renewed on an annual basis and the corporate guarantees mature at various dates up to fiscal 2010.

As at July 6, 2008, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items. Management has determined that the fair value of the non-contingent obligations requiring performance under the guarantees in the event that specified triggering events or conditions occur approximates the cost of obtaining the standby letters of credit and surety bonds.

GILDAN QUARTERLY REPORT – Q3 2008 P.31

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

7. Restructuring and other charges, and assets held for sale:

The following table summarizes the components of restructuring and other charges:

	Three months ended		Nine months ended
	July 6,	July 1,	July 6,	July 1,
	2008	2007	2008	2007
Accelerated depreciation	$-	$766	$-	$2,892
Gain on disposal of long-lived assets	(38)	(58)	(366)	(1,836)
Asset impairment loss	1,700	-	1,700	3,560
Severance	400	1,234	400	13,296
Other	227	2,647	2,195	4,427
	$2,289	$4,589	$3,929	$22,339

In fiscal 2006 and 2007, the Company announced the closure, relocation and consolidation of manufacturing and distribution facilities in Canada, the United States and Mexico, as well as the relocation of its corporate office. The costs incurred in connection with these announcements have been recorded as restructuring and other charges, and included severance and other costs, asset impairment losses and accelerated depreciation resulting from the reduction in the estimated remaining economic lives of property, plant and equipment at these facilities. Other costs relate primarily to exit costs incurred in connection with the closures noted above, including carrying and dismantling costs associated with assets held for sale. During the third quarter of fiscal 2008, the Company recorded an impairment loss on property, plant and equipment of $1.7 million resulting from a planned consolidation of its sewing operations in Haiti.

Assets held for sale of $12.6 million as at July 6, 2008 (September 30, 2007 - $6.6 million; July 1, 2007 - $2.4 million) primarily related to closed facilities at these various locations and are recorded at the lower of their carrying value or fair value less costs to sell. Additional carrying costs related to these closed facilities and any gains or losses on the disposition of the assets held for sale will be accounted for as restructuring charges as incurred.

8. Earnings per share:

A reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Nine months ended
	July 6,	July 1,	July 6,	July 1,
	2008	2007	2008	2007
Basic earnings per share:
Basic weighted average number of common shares
outstanding	120,492	120,359	120,462	120,319
Basic earnings per share	$0.45	$0.44	$1.02	$0.74
Diluted earnings per share:
Basic weighted average number or common shares
outstanding	120,492	120,359	120,462	120,319
Plus impact of stock options and Treasury RSUs	1,130	1,240	1,181	1,206
Diluted weighted average number of common shares
outstanding	121,622	121,599	121,643	121,525
Diluted earnings per share	$0.44	$0.43	$1.01	$0.73

Excluded from the above calculation for the three months ended July 6, 2008 are 123,565 stock options, which were deemed to be anti-dilutive because the exercise prices were greater than the average market price of the common shares for the period. Excluded from the above calculation for the nine months ended July 6, 2008 are 81,968 stock options, which were deemed to be anti-dilutive because the exercise prices were greater than the average market price of the common shares for the period. All stock options outstanding for the three months ended December 30, 2007 and for fiscal 2007 were dilutive.

GILDAN QUARTERLY REPORT – Q3 2008 P.32

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

9. Other information:

	Three months ended		Nine months ended
(a) The following items were included in depreciation	July 6,	July 1,	July 6,	July 1,
and amortization:	2008	2007	2008	2007
Depreciation of property, plant and equipment	$13,155	$9,612	$38,673	$26,791
Impairment loss and writedown of property, plant
and equipment	700	-	700	-
Amortization expense of deferred start-up costs and other	454	499	1,385	1,247
Amortization expense of intangible assets	1,017	161	2,491	483
	$15,326	$10,272	$43,249	$28,521

(b) Cash paid during the period for:
Interest	$1,459	$1,842	$6,515	$4,065
Income taxes	461	482	2,799	3,798

	July 6, 2008	September 30, 2007	July 1, 2007
(c) Non-cash transactions as at:		(audited)
Additions to property, plant and equipment
included in accounts payable and accrued liabilities	$500	$2,566	$2,652
Ascribed value credited to share capital from
issuance of Treasury RSUs	126	226	153
Reversal of valuation allowance on acquired
future income tax assets credited to intangible
assets	-	7,340	-
Proceeds on disposal of long-lived assets in
other assets	1,477	1,855	1,943
Proceeds on disposal of long-lived assets in accounts
receivable	1,380	1,050	-

(d) Cash and cash equivalents consist of:
Cash balances with banks	$10,237	$9,250	$7,537
Short-term investments	2,958	-	-
	$13,195	$9,250	$7,537

10. Financial instruments:

In the first quarter of fiscal 2008, the Company adopted the requirements of the CICA Handbook Section 3862, "Financial Instruments Disclosures", which apply to fiscal years beginning on or after October 1, 2007. This new Handbook Section requires disclosures to enable users to evaluate the significance of financial instruments for the entity's financial position and performance, and the nature and extent of an entity's exposure to risks arising from financial instruments, including how the entity manages those risks.

Disclosures relating to exposure to risks, in particular credit risk, liquidity risk, foreign currency risk and interest rate risk, are included in the section entitled "Financial Risk Management" of the Management's Discussion and Analysis of the Company's operations, performance and financial condition as at and for the three months and nine months ended July 6, 2008, which is included in the Gildan Q3 2008 Quarterly Report to Shareholders along with these interim consolidated financial statements. Accordingly, these disclosures are incorporated into these interim consolidated financial statements by cross-reference.

GILDAN QUARTERLY REPORT – Q3 2008 P.33

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10. Financial instruments (continued):

(a) Financial instruments – carrying values and fair values:

The fair values of financial assets and liabilities, together with the carrying amounts included in the consolidated balance sheets, are as follows:

	July 6, 2008		September 30, 2007
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Available-for-sale financial assets:
Cash and cash equivalents	$13,195	$13,195	$9,250	$9,250
Loans and receivables:
Accounts receivable - trade	236,912	236,912	189,070	189,070
Accounts receivable - other	17,599	17,599	17,018	17,018
Long-term receivable included in other assets	1,477	1,477	1,855	1,855
Restricted cash related to Prewett acquisition
included in other assets	10,000	10,000	-	-
Forward foreign exchange contracts	123	123	293	293

Financial liabilities
Other financial liabilities:
Accounts payable and accrued liabilities	147,428	147,428	115,596	115,596
Long-term debt - bearing interest at variable rates:
Revolving long-term credit facility	100,000	100,000	49,000	49,000
Other long-term debt	6,727	6,727	8,803	8,803
Long-term debt - bearing interest at fixed rates	1,712	1,712	1,857	1,857
Forward foreign exchange contracts	2,058	2,058	1,087	1,087

The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the balance sheet dates because of the short-term maturity of those instruments. The fair values of the long-term receivable and the restricted cash related to the acquisition of Prewett, and the Company's interest-bearing financial liabilities also approximate their respective carrying amounts. The fair value of forward foreign exchange contracts was determined using quoted market values.

(b) Financial income and expense:

The following components of income and expense relating to financial instruments are included in the consolidated statement of earnings:

(i) Interest income and expense:

	Three months ended		Nine months ended
	July 6,	July 1,	July 6,	July 1,
	2008	2007	2008	2007
Interest expense on long-term indebtedness	$1,294	$1,393	$6,357	$3,578
Interest expense on short-term indebtedness	4	79	38	219
Interest income on available-for-sale financial assets	(106)	(85)	(349)	(400)
Interest income on loans and receivables	(20)	-	(60)	-
Other interest	32	66	79	104
Interest expense - net	$1,204	$1,453	$6,065	$3,501

Interest income on available-for-sale financial assets consists of interest earned from cash and cash equivalents invested in short-term deposits. Interest income on loans and receivables relates to interest earned on the Company's long-term receivable included in other assets.

GILDAN QUARTERLY REPORT – Q3 2008 P.34

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10. Financial instruments (continued):

(ii) Foreign exchange gain (loss):

	Three months ended		Nine months ended
	July 6,	July 1,	July 6,	July 1,
	2008	2007	2008	2007
Gain (loss) relating to financial assets and liabilities,
excluding forward foreign exchange contracts	$120	$(759)	$1,321	$344
Gain (loss) relating to forward exchange contracts,
including amounts realized on contract maturity
and changes in fair value of open positions	185	2,333	(2,189)	2,659
Foreign exchange gain (loss) relating
to financial instruments	305	1,574	(868)	3,003
Other foreign exchange gain (loss)	26	(2,282)	222	(1,319)
Foreign exchange gain (loss)	$331	$(708)	$(646)	$1,684

(iii) Impairment losses recognized on trade receivables:

The Company recorded bad debt expense (recovery) of $2.5 million (2007 - $(0.2) million) for the three month period ended July 6, 2008 and $2.6 million (2007 - $0.1 million) for the nine month period ended July 6, 2008. Bad debt expense is included in "Selling, general and administrative expenses" in the interim consolidated statements of earnings and comprehensive income.

(c) Forward foreign exchange contracts:

The following table summarizes the Company's derivative financial instruments relating to commitments to buy and sell foreign currencies through forward foreign exchange contracts as at July 6, 2008 and September 30, 2007:

		Notional foreign	Average	Notional USD	Carrying & fair value
July 6, 2008	Maturity	currency amount	exchange rate	equivalent	Asset	Liability

Buy CAD/Sell USD	0-6 months	35,500	0.9923	$35,225	$-	$(457)

Sell EUR/Buy USD	0-6 months	8,485	1.3963	11,848	-	(1,404)
	6-12 months	2,650	1.4743	3,907	-	(197)

Sell GBP/Buy USD	0-6 months	5,172	1.9952	10,319	123	-
				$61,299	$123	$(2,058)

		Notional foreign	Average	Notional USD	Carrying & fair value
September 30, 2007	Maturity	currency amount	exchange rate	equivalent	Asset	Liability

Buy EUR/Sell USD	0-6 months	4,425	1.3616	$6,025	$293	$-

Sell EUR/Buy USD	0-6 months	4,899	1.3626	6,675	-	(278)
	6-12 months	9,081	1.3677	12,421	-	(467)

Sell GBP/Buy USD	0-6 months	4,781	1.9988	9,558	-	(146)
	6-12 months	6,019	1.9841	11,942	-	(196)

Sell CAD/Buy USD	0-6 months	3,800	1.0055	3,821	-	-
				$50,442	$293	$(1,087)

The forward exchange contracts are reported on a mark-to-market basis and the gains or losses are included in earnings as the Company has elected not to follow hedge accounting for these derivatives.

GILDAN QUARTERLY REPORT – Q3 2008 P.35

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11. Capital disclosures:

The Company's objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, while at the same time taking a conservative approach towards financial leverage and management of financial risk.

The Company's capital is composed of net debt and shareholders' equity. Net debt consists of interest-bearing debt less cash and cash equivalents. The Company's primary uses of capital are to finance increases in non-cash working capital and capital expenditures for capacity expansion as well as acquisitions. The Company currently funds these requirements out of its internally-generated cash flows and the periodic use of its revolving long-term bank credit facility.

The primary measure used by the Company to monitor its financial leverage is its ratio of net debt to earnings before interest, taxes, depreciation and amortization, non-controlling interest, and restructuring and other charges ("EBITDA"), which it aims to maintain at less than 3.0:1. Net debt is computed as at the most recent quarterly balance sheet date. EBITDA is based on the last four quarters ending on the same date as the balance sheet date used to compute net debt. The net debt to EBITDA ratio as at July 6, 2008, September 30, 2007 and July 1, 2007 was as follows:

	July 6, 2008	September 30, 2007	July 1, 2007
Bank indebtedness	$-	$-	$3,500
Current portion of long-term debt	3,762	3,689	3,934
Long-term debt	104,677	55,971	38,979
Less: cash and cash equivalents	(13,195)	(9,250)	(7,537)
Net debt	$95,244	$50,410	$38,876

	For the last four quarters ending on
	July 6, 2008	September 30, 2007	July 1, 2007
Net earnings	$164,037	$130,020	$105,942
Restructuring and other charges	9,602	28,012	42,725
Depreciation and amortization	53,505	38,777	37,593
Interest, net	7,462	4,898	4,540
Income tax expense (recovery)	4,466	(4,815)	917
Non-controlling interest in income of consolidated joint venture	1,010	1,278	645
EBITDA	$240,082	$198,170	$192,362

Net debt to EBITDA ratio	0.4:1	0.3:1	0.2:1

The terms of the revolving credit facility require the Company to maintain a net debt to EBITDA ratio below 3.0:1, although this limit may be exceeded under certain circumstances. The Company used its revolving credit facility to finance the acquisition of Prewett, which closed on October 15, 2007. The financing of the acquisition resulted in debt leverage, which is well below the Company's maximum net debt to EBITDA ratio. The Company does not currently plan to refinance its revolving credit facility, or a portion thereof, with debt of longer maturities or to raise additional equity capital.

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Company does not currently pay a dividend. However, the Company's Board of Directors periodically evaluates the merits of introducing a dividend.

The Company is not subject to any capital requirements imposed by a regulator.

GILDAN QUARTERLY REPORT – Q3 2008 P.36

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

12. Income taxes:

The Canada Revenue Agency ("CRA") is currently conducting an audit of the Company's income tax returns for its 2000, 2001, 2002 and 2003 fiscal years, the scope of which includes a review of transfer pricing and the allocation of income between the Company's Canadian legal entity and its foreign subsidiaries. In the third quarter of fiscal 2008, management met with the CRA for the first time to discuss preliminary transfer pricing audit issues and, in particular, explain the roles and responsibilities performed in the Company's foreign subsidiaries where the majority of its taxable income is earned. The Company is continuing its discussion with the CRA and is confident that the merits of its transfer pricing methodology, which is supported by annual transfer pricing studies conducted by external experts, and the economic substance of its legal and operating structure support its tax filings. While the outcome of the audit cannot be predicted with certainty, the Company believes that its tax filing positions will be sustained and that the final resolution of this matter will not materially affect the Company's results of operations or financial position.

The income tax recovery of $3.3 million for the three-month period ended July 1, 2007 and of $0.2 million for the nine-month period ended July 1, 2007 includes the recognition of previously unrecorded tax benefits in the amount of $5.7 million relating to a prior taxation year.

13. Contingencies:

The Company and certain of its senior officers have been named as defendants in a number of proposed class action lawsuits filed in the United States District Court for the Southern District of New York. These U.S. lawsuits will likely be consolidated into one proposed class action with a lead plaintiff. A proposed class action has also been filed in the Ontario Superior Court of Justice and a petition for authorization to commence a class action has been filed in the Quebec Superior Court. Each of these U.S. and Canadian lawsuits, which have yet to be certified as a class action by the respective courts at this stage, seek to represent a class comprised of persons who acquired the Company's common shares between August 2, 2007 and April 29, 2008 and allege, among other things, that the defendants misrepresented the Company's financial prospects in its financial guidance concerning the 2008 fiscal year, subsequently revised on April 29, 2008. The U.S. lawsuits are based on United States federal securities laws. In addition to pursuing common law claims, the Ontario action proposes to seek leave from the Ontario court to also bring statutory misrepresentation civil liability claims under Ontario's Securities Act. The Company strongly contests the basis upon which these actions are predicated and intends to vigorously defend its position. However, due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of these lawsuits or determine the amount of any potential losses, if any. No provision for contingent loss has been recorded in the interim consolidated financial statements.

14. Segmented information:

The Company manufactures and sells activewear, socks and underwear. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel.

	Three months ended		Nine months ended
The company has two customers accounting for at	July 6,	July 1,	July 6,	July 1,
least 10% of total sales:	2008	2007	2008	2007
Company A	25.1%	22.2%	23.2%	22.2%
Company B	11.7%	2.6%	15.5%	5.5%

Sales were derived from customers located in the
following geographic areas:
United States	$ 338,130	$ 255,281	$ 833,230	$ 627,758
Canada	19,604	16,456	42,217	39,021
Europe and other	23,040	19,873	49,547	42,794
	$ 380,774	$ 291,610	$ 924,994	$ 709,573

Sales by major product group:
Activewear and underwear	$ 306,407	$ 261,087	$ 703,457	$ 603,646
Socks	74,367	30,523	221,537	105,927
	$ 380,774	$ 291,610	$ 924,994	$ 709,573

GILDAN QUARTERLY REPORT – Q3 2008 P.37

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

14. Segmented information (continued):

	July 6, 2008	September 30, 2007	July 1, 2007
Property, plant and equipment by geographic areas are as follows:		(audited)
Caribbean Basin and Central America	$321,613	$294,063	$276,000
United States	80,486	65,399	69,163
Canada and other	24,682	18,155	23,314
	$426,781	$377,617	$368,477

	July 6, 2008	September 30, 2007	July 1, 2007
Assets held for sale by geographic areas are as follows:		(audited)
United States	$2,200	$2,278	$1,934
Canada and other	10,403	4,332	500
	$12,603	$6,610	$2,434

Goodwill and intangible assets relate to acquisitions located in the United States.

GILDAN QUARTERLY REPORT – Q3 2008 P.38